Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567



                                  July 11, 2007



Securities and Exchange Commission
Attn:    Ethan Horowitz
100 F Street, N.E.
Washington, DC 20549

Re:      The Art Boutique, Inc.
         Form 10-KSB for the Fiscal Year Ended
         December 31, 2006
         Filed April 17, 2007
         File No. 000-32099

Dear Mr. Horowitz,

         We have received your correspondence, dated June 21, 2007, regarding The Art Boutique, Inc., as referenced above.

         We are requesting a 10-day extension in delivering our response to your offices. We have encountered delays in gathering information, due to constraints imposed by international time differences.

         If you have any questions, please do not hesitate to contact myself or Kristi Kampmann of these offices.


                                                     Sincerely,


                                                     /s/Michael A. Littman
                                                     ---------------------
                                                     Michael A. Littman

MAL:kjk